Exhibit 12.1

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	2000	1999	1998		1997	1996
Earnings:
Income (loss) before income taxes and 1997 extraordinary items	$435	$487	$(430)		$985	$872
Less: Income (loss) from less than 50% owned investees	92	86	9		19	16
Add:
Rent expense representative of interest(1)	229	199	193		198	192
Interest expense net of capitalized interest	316	348	294		228	252
Interest of preferred security holder	27	27	22		24	27
Amortization of debt discount and expense	11	15	18		6	11
Amortization of interest capitalized	4	4	4		3	3

Adjusted earnings	$930	$994	$92		$1,425	$1,341

Fixed charges:
Rent expense representative of interest(1)	$229	$199	$193		$198	$192
Interest expense net of capitalized interest	316	348	294		228	252
Interest of preferred security holder	27	27	22		24	27
Amortization of debt discount and expense	11	15	18		6	11
Capitalized interest	23	16	17		11	7

Fixed charges	$606	$605	$544		$467	$489

Ratio of earnings to fixed charges	1.53	1.64	—	(2)	3.05	2.74

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $452 million for the year ended December 31, 1998.